LUND GOLD LTD.
Suite 2000, Guinness Tower
1055 West Hastings Street	Phone: (604) 331-8772
Vancouver, B.C. V6E 2E9	Fax: (604) 331-8773

October 20, 2008

SECURITIES AND EXCHANGE COMMISSION	VIA EDGAR
Judiciary Plaza Office Building
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sir or Madam:

RE:

Lund Gold Ltd. – (File #0-29960)

Form 6-K

On behalf of Lund Gold Ltd., a corporation under the laws of British Columbia, Canada, we enclose for filing, on EDGAR, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

LUND GOLD LTD.

“Chet Idziszek”

Chet Idziszek

President

Enclosures

cc:

OTCBB Filings, Attention:  Ms. Pam Morris

Miller Thomson, Attention:  Mr. Peter McArthur

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of SEPTEMBER, 2008

LUND GOLD LTD.  (File #0-29960)

(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9

(Address of principal executive offices)

Attachments:

➢

Lund Gold Ltd. – News Release dated September 9, 2008,

➢

Lund Gold Ltd. – BC Form 53-901F, Material Change Report,

➢

Lund Gold Ltd. – Notice of Annual General Meeting,

➢

Lund Gold Ltd. – News Release dated September 18, 2008,

➢

Lund Gold Ltd. – BC Form 53-901F, Material Change Report.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

LUND GOLD LTD.

 (Registrant)

Date:

October 20, 2008

By:

“Chet Idziszek”

 Chet Idziszek

Its:        President

(Title)

LUND	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9

GOLD LTD.	Tel: (604) 331-8772	Toll-free (877) 529-8475	Fax: (604) 331-8773	E-mail: info@lund.com

September 9, 2008	Trading Symbol: TSX Venture – LGD Website: www.lundgold.com

Lund Commences Black Fox Exploration

Lund Gold Ltd. (TSX-V: LGD) (“Lund”) is pleased to announce the commencement of gold exploration on the Black Fox property in northwestern Ontario.  The first phase program is comprised of detailed geological and geochemical sampling, prospecting, trenching and geophysics followed by diamond drilling.

 The Black Fox property is located ~225 kilometres east of Thunder Bay and ~70 kilometres west of the Hemlo Gold deposit.  The Trans Canada Highway (Highway 17) and the national railway cross the southern portion of the property and provide excellent access to the property.  High tension power transmission lines cross the property’s north boundary.

The property lies within the Schreiber-Hemlo Greenstone Belt which is host to the 25 million ounce Hemlo Gold deposit.  The world-class Hemlo deposit was the major gold discovery in Canada during the 1980’s, and was for numerous years responsible for almost one third of Ontario’s annual gold production.

The Black Fox property contains extensive alteration zones characterized by intense quartz/sericite/pyrite and quartz/fuchsite/pyrite schists associated with shearing which is parallel and sub-parallel to regional structures, and locally associated with gold mineralization and significant high grade gold float samples.

Despite its easily accessible location, only sporadic gold exploration has taken place since the 1890’s.  Prospector interest resurfaced after Operation Treasure Hunt in 2000 when the Ontario Ministry of Northern Development and Mines (“MNDM”) performed regional airborne geophysical surveys over the region.  This work led to the discovery by prospectors of gold showings with associated alteration zones along a greater than 2-kilometre south west regional trend crossing the Black Fox property.  Of particular note is the discovery of high grade gold float located along this trend, near the centre of the Black Fox property, where sampling and assaying by the Ontario MNDM office in Thunder Bay returned consistent results ranging from 165 to 189 g/t gold.  The hydrothermally altered float samples (silica, sericite and iron carbonate with pyrite) consisted of fragile angular blocks that are assumed proximal to their source location.

Garry Clark, P.Geo, Qualified Person as defined by NI 43-101, has reviewed and approved this press release.

To find out more about Lund Gold Ltd. (TSX-V: LGD), visit our website at www.lundgold.com.

On behalf of the Board of Directors of

LUND GOLD LTD.

“Chet Idziszek”

Chet Idziszek,

President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY AND ACCURACY OF THIS RELEASE

Cautionary Statement

This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration plans and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, estimates of exploration investment and the scope of exploration programs. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with mineral exploration, price volatility in the mineral commodities we seek, and operational and political risks.  Readers are advised not to place undue reliance on forward-looking statements.

This is the form of material change report required under Section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

NOTE:

This form is intended as a guideline.  A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

If this report is filed on a confidential basis, put at the beginning of the report in block capitals “CONFIDENTIAL - SECTION 85”, and in an envelope marked “Confidential - Attention: Supervisor, Financial Reporting”.

Item 1.

Reporting Issuer

Lund Gold Ltd.

Suite 2000, 1055 West Hastings Street

Vancouver, B.C.

V6E 2E9

Item 2.

Date of Material Change

September 9, 2008

Item 3.

Press Release

September 9, 2008, Vancouver, B.C.

Item 4.

Summary of Material Change

Progress report on exploration of the Issuer’s Black Fox property.

Item 5.

Full Description of Material Change

See attached news release.

Item 6.

Reliance on Section 85(2) of the Act

Not applicable

Item 7.

Omitted Information

There are no other proposed material changes in the affairs of the Issuer which have not been disclosed in this form.

Item 8.

Senior Officers

Enquiries may be directed to J.G. Stewart, the Issuer’s Secretary at

604-331-8772

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to here.

Dated at Vancouver, B.C. this 9th day of September, 2008.

LUND GOLD LTD.

By:

“J. G. Stewart”

Secretary

(Official Capacity)

J.G. Stewart

(Please print here name of individual

 whose signature appears above.)

LUND	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9

GOLD LTD.	Tel: (604) 331-8772	Toll-free (877) 529-8475	Fax: (604) 331-8773	E-mail: info@lund.com

September 9, 2008	Trading Symbol: TSX Venture – LGD Website: www.lundgold.com

Lund Commences Black Fox Exploration

Lund Gold Ltd. (TSX-V: LGD) (“Lund”) is pleased to announce the commencement of gold exploration on the Black Fox property in northwestern Ontario.  The first phase program is comprised of detailed geological and geochemical sampling, prospecting, trenching and geophysics followed by diamond drilling.

 The Black Fox property is located ~225 kilometres east of Thunder Bay and ~70 kilometres west of the Hemlo Gold deposit.  The Trans Canada Highway (Highway 17) and the national railway cross the southern portion of the property and provide excellent access to the property.  High tension power transmission lines cross the property’s north boundary.

The property lies within the Schreiber-Hemlo Greenstone Belt which is host to the 25 million ounce Hemlo Gold deposit.  The world-class Hemlo deposit was the major gold discovery in Canada during the 1980’s, and was for numerous years responsible for almost one third of Ontario’s annual gold production.

The Black Fox property contains extensive alteration zones characterized by intense quartz/sericite/pyrite and quartz/fuchsite/pyrite schists associated with shearing which is parallel and sub-parallel to regional structures, and locally associated with gold mineralization and significant high grade gold float samples.

Despite its easily accessible location, only sporadic gold exploration has taken place since the 1890’s.  Prospector interest resurfaced after Operation Treasure Hunt in 2000 when the Ontario Ministry of Northern Development and Mines (“MNDM”) performed regional airborne geophysical surveys over the region.  This work led to the discovery by prospectors of gold showings with associated alteration zones along a greater than 2-kilometre south west regional trend crossing the Black Fox property.  Of particular note is the discovery of high grade gold float located along this trend, near the centre of the Black Fox property, where sampling and assaying by the Ontario MNDM office in Thunder Bay returned consistent results ranging from 165 to 189 g/t gold.  The hydrothermally altered float samples (silica, sericite and iron carbonate with pyrite) consisted of fragile angular blocks that are assumed proximal to their source location.

Garry Clark, P.Geo, Qualified Person as defined by NI 43-101, has reviewed and approved this press release.

To find out more about Lund Gold Ltd. (TSX-V: LGD), visit our website at www.lundgold.com.

On behalf of the Board of Directors of

LUND GOLD LTD.

“Chet Idziszek”

Chet Idziszek,

President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY AND ACCURACY OF THIS RELEASE

Cautionary Statement

This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration plans and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, estimates of exploration investment and the scope of exploration programs. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with mineral exploration, price volatility in the mineral commodities we seek, and operational and political risks.  Readers are advised not to place undue reliance on forward-looking statements.

LUND	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9

GOLD LTD.	Tel: (604) 331-8772	Toll-free (877) 529-8475	Fax: (604) 331-8773	E-mail: info@lund.com

September 17, 2008

To:

All Applicable Securities Commissions

“VIA  SEDAR”

and

To:

TSX Venture Exchange

Dear Sirs:

Re:

Annual General Meeting

We advise that the directors of the Company have fixed the record and meeting dates for the upcoming Meeting of Shareholders as follows:

1.	Meeting Type	:	Annual General Meeting
2.	Class of Securities Entitled to Receive Notice:	:	Common Shares
3.	Class of Securities Entitled to Vote	:	Common Shares
4.	CUSIP Number:	:	550367106
5.	ISIN:	:	CA 550367 106 0
6.	Record Date for Notice	:	October 23, 2008
7.	Record Date for Voting	:	October 23, 2008
8.	Beneficial Ownership Determination Date	:	October 23, 2008
9.	Meeting Date	:	December 2, 2008
10.	Meeting Location	:	Vancouver, BC

If you require any further information, please contact the undersigned.

Yours sincerely,

LUND GOLD LTD.

“Elizabeth Anderson”

Elizabeth Anderson

Senior Administrator

/ea

cc:

Mita Garcia, Computershare Investor Services Inc.

Peter McArthur/Mouane Sengsavang, Miller Thomson

U.S. Regulatory Authorities (Form 6K filing)

James G. Stewart

Ian Brown

Lund Gold Ltd.

2000-1055 W. Hastings Street	15 Toronto Street, Suite 1000
Vancouver BC V6E 2E9 Canada	Toronto, ON M5C 2E3 Canada
T.604-331-8772 F.604-331-8773	T.416-864-1456
www.lundgold.com	www.norontresources.com

Trading Symbol: TSX-V: LGD	Trading Symbol: TSX-V: NOT

September 18, 2008

DRILLING PLANNED ON LUND PROPERTY, ONTARIO

Lund Gold Ltd. (TSX-V:  LGD) (“Lund”) and Noront Resources Ltd. (TSX-V:  NOT) (“Noront”) are pleased to release the following project update on their Lund property in the “Ring of Fire” area of the James Bay Lowlands, Ontario.

Recent Vtem airborne surveys have been completed over the Lund-Noront project area, known as the Lund Property.  Noront reports that two Vtem airborne geophysical anomalies are being scheduled for immediate follow up by Noront.  The anomalies occur in an area of low magnetic amplitude, one of which is associated with a weak magnetic axis.  Ground geophysical surveys, (magnetic and VLF) followed by diamond drilling are planned before freeze-up.

The Lund property consists of 13 claims that total 169 units. For terms of the agreement please refer to Lund news release dated February 4, 2008. Upon Lund satisfying the terms of the agreement to earn 50%, a joint venture will be formed with Noront acting as the Operator.

To find out more about Lund Gold Ltd., please visit www.lundgold.com. To find out more about Noront Resources Ltd., please visit www.norontresources.com .

On Behalf of the Board of Directors of

On Behalf of the Board of Directors of

LUND GOLD LTD.

NORONT RESOURCES LTD.

__”Chet Idziszek”_________

__”Richard Nemis”________

Chet Idziszek,

Richard Nemis

President

President and CEO

For further information please contact:

For further information please contact:

David Scott, Investor Relations

Neil Novak, Vice President Corporate &

Phone: 604.331.8772

Aboriginal Affairs  -  Phone: 416.864.1456

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY AND

ACCURACY OF THIS RELEASE

Cautionary Statement

This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration plans and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, estimates of exploration investment and the scope of exploration programs. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with mineral exploration, price volatility in the mineral commodities we seek, and operational and political risks.  Readers are advised not to place undue reliance on forward-looking statements.

This is the form of material change report required under Section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

NOTE:

This form is intended as a guideline.  A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

If this report is filed on a confidential basis, put at the beginning of the report in block capitals “CONFIDENTIAL - SECTION 85”, and in an envelope marked “Confidential - Attention: Supervisor, Financial Reporting”.

Item 1.

Reporting Issuer

Lund Gold Ltd.

Suite 2000, 1055 West Hastings Street

Vancouver, B.C.

V6E 2E9

Item 2.

Date of Material Change

September 24, 2008

Item 3.

Press Release

September 18, 2008, Vancouver, B.C.

Item 4.

Summary of Material Change

Progress report on exploration of the Issuer’s Black Fox property.

Item 5.

Full Description of Material Change

See attached news release.

Item 6.

Reliance on Section 85(2) of the Act

Not applicable

Item 7.

Omitted Information

There are no other proposed material changes in the affairs of the Issuer which have not been disclosed in this form.

Item 8.

Senior Officers

Enquiries may be directed to J.G. Stewart, the Issuer’s Secretary at

604-331-8772

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to here.

Dated at Vancouver, B.C. this 24th day of September, 2008.

LUND GOLD LTD.

By:

“J. G. Stewart”

Secretary

(Official Capacity)

J.G. Stewart

(Please print here name of individual

 whose signature appears above.)

Lund Gold Ltd.

2000-1055 W. Hastings Street	15 Toronto Street, Suite 1000
Vancouver BC V6E 2E9 Canada	Toronto, ON M5C 2E3 Canada
T.604-331-8772 F.604-331-8773	T.416-864-1456
www.lundgold.com	www.norontresources.com

Trading Symbol: TSX-V: LGD	Trading Symbol: TSX-V: NOT

September 18, 2008

DRILLING PLANNED ON LUND PROPERTY, ONTARIO

Lund Gold Ltd. (TSX-V:  LGD) (“Lund”) and Noront Resources Ltd. (TSX-V:  NOT) (“Noront”) are pleased to release the following project update on their Lund property in the “Ring of Fire” area of the James Bay Lowlands, Ontario.

Recent Vtem airborne surveys have been completed over the Lund-Noront project area, known as the Lund Property.  Noront reports that two Vtem airborne geophysical anomalies are being scheduled for immediate follow up by Noront.  The anomalies occur in an area of low magnetic amplitude, one of which is associated with a weak magnetic axis.  Ground geophysical surveys, (magnetic and VLF) followed by diamond drilling are planned before freeze-up.

The Lund property consists of 13 claims that total 169 units. For terms of the agreement please refer to Lund news release dated February 4, 2008. Upon Lund satisfying the terms of the agreement to earn 50%, a joint venture will be formed with Noront acting as the Operator.

To find out more about Lund Gold Ltd., please visit www.lundgold.com. To find out more about Noront Resources Ltd., please visit www.norontresources.com .

On Behalf of the Board of Directors of

On Behalf of the Board of Directors of

LUND GOLD LTD.

NORONT RESOURCES LTD.

__”Chet Idziszek”_________

__”Richard Nemis”________

Chet Idziszek,

Richard Nemis

President

President and CEO

For further information please contact:

For further information please contact:

David Scott, Investor Relations

Neil Novak, Vice President Corporate &

Phone: 604.331.8772

Aboriginal Affairs  -  Phone: 416.864.1456

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY AND

ACCURACY OF THIS RELEASE

Cautionary Statement

This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration plans and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, estimates of exploration investment and the scope of exploration programs. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with mineral exploration, price volatility in the mineral commodities we seek, and operational and political risks.  Readers are advised not to place undue reliance on forward-looking statements.